

March 12, 2013

Via E-mail
Mr. Saumen Chakraborty
Chief Financial Officer
Dr. Reddy's Laboratories Limited
8-2-337, Road No.3, Banjara Hills
Hyderabad, Andhra Pradesh 500 034
India

Re: **Dr. Reddy's Laboratories Limited**
          Form 20-F for the Fiscal Year Ended March 31, 2012
          Filed July 18, 2012
          File No. 001-15182

Dear Mr. Chakraborty:

     We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

     After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Item 5. Operating and Financial Review and Prospects
5.A. Operating Results
Fiscal Year Ended March 31, 2012 Compared to fiscal Year Ended March 31, 2011
Revenues, page 68

1. Please provide us proposed revised disclosure to be included in future periodic reports that:
    - Separately quantifies, for each segment and geographic region you discuss, the impact on revenues of new product/service launches and price versus volume changes for previously existing products and services. Separately discuss the underlying causes for the changes in volume and prices for previously existing products/services.

- Quantifies for the North American portion of your Global Generics segment the "higher contributions from your Shreveport facility" and clarifies why you are experiencing higher sales levels from this facility.
- Quantifies for your Pharmaceutical Services and Active Ingredients (PSAI) segment the impact of each reason provided for the increase in revenue and explains the underlying causes. For example, please explain why there was a strong recovery of customer orders in your pharmaceutical services segment.
- Provides the expected effect, if any, of the underlying cause or for any known trend, event or uncertainty.
- Modifies your disclosure regarding expected key product launches in the next fiscal year to identify the products or cross-reference to the discussion provided elsewhere.

2. In the table on page 69 you disclose your Global Generics segment product launches in North America and the estimated annual market size. Given that the estimated annual market size of your Donepezil HCL, Venlafaxine-XR and Letrozole products is each at least $1.7 billion, please tell us why you do not appear to consider these launches to be key business developments that you disclose in Item 4 beginning on page 23. In this regard, for example, it appears that you identify the July 25, 2011 launch of fondaparinux sodium injection in the U.S. as a key business development, yet the estimated annual market size of this product is only $320 million.

Gross Margin, page 70

3. In your discussion of the reasons for the change in gross margin, you indicate there was an unfavorable impact of price erosions in some of your existing products. Please provide us proposed revised disclosure to be included in future periodic reports that clarifies whether the price erosion relates to more than the pricing challenges faced in Germany and identify any other significant products or markets facing erosion.

Selling, general and administrative expenses, page 71

4. Please provide us proposed revised disclosure to be provided in future periodic reports that quantifies each reason provided for the increase or decrease in your selling, general and administrative expenses.

Notes to Consolidated Financial Statements
Note 3: Significant accounting policies
f. Intangible assets, page F-16

5. In your research and development intangible asset policy disclosure on page F-17 you indicate that you capitalize payments to third parties for in-licensed products and compounds if regulatory approval for the products is available from the counterparty or if other contractual terms provide for a refund should the regulatory approvals not be received. Please explain to us how your policy is consistent with the guidance in paragraph 25 of IAS 38 as you separately disclose, and why this guidance would not

require capitalization of separately acquired intangible assets even if no refund provision exists for the failure to obtain regulatory approval.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant